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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO
SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

SCHEID VINEYARDS INC.
(Name of the Issuer)

SCHEID VINEYARDS INC.
ALFRED G. SCHEID
(Name of Person(s) Filing Statement)

Class A Common Stock, $0.001 par value
Class B Common Stock, $0.001 par value
(Title of Class of Securities)

806403101 (Class A Common Stock)
(CUSIP Number of Class of Securities)

Alfred G. Scheid
Chairman of the Board of Directors
Scheid Vineyards Inc.
305 Hilltown Road
Salinas, California 93908
(831) 455-9990
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

with a copy to:
Gerald M. Chizever, Esq.
Loeb & Loeb LLP
10100 Santa Monica Blvd.
Suite 2200
Los Angeles, CA 90067-4164
(310) 282-2000

This statement is filed in connection with (check the appropriate box):

☒
a.    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3(c) under the Securities Exchange Act of 1934.

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b.    The filing of a registration statement under the Securities Act of 1933.

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c.    A tender offer.

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d.    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$2,200	$0.24

*
For purposes of calculating the fee only, this amount assumes the aggregate cash payment of $2,200 by the Issuer to holders who would otherwise hold fractional shares immediately following a 1-for-5 reverse stock split of the Issuer's Class A and Class B Common Stock. This amount assumes the acquisition of approximately 238 pre-split shares for $9.25 per pre-split share.

**
The amount of the filing fee was determined by multiplying the Transaction Valuation by $107 per million.

☐
Check box if any part of the fee is offset as provided by rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $0.24

Form or Registration No.: 005-51407

Filing party: (1) Scheid Vineyards Inc. and (2) Alfred G. Scheid

Date filed: January 30, 2006 (initial filing); Amendment No. 1: March 10, 2006; Amendment No. 2: March 27, 2006, Amendment No. 3: April 10, 2006

Introduction

        This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Scheid Vineyards Inc., a Delaware corporation (the "Company") and Alfred G. Scheid, with the Securities and Exchange Commission, in connection with a proposed going private transaction.

        Concurrently with the filing of this Schedule 13E-3, the Company and Mr. Scheid are filing Amendment No. 3 to a preliminary information statement on Schedule 14C (the "Information Statement") pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended, describing a proposed amendment to the Company's Certificate of Incorporation to effectuate a 1-for-5 reverse stock split of shares of the Company's Class A and Class B Common Stock, par value $0.001 per share. A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

        All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

        The information set forth in the Information Statement under the caption "Summary of Terms of Reverse Stock Split" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)    Name and Address.    The name of the subject company is Scheid Vineyards Inc., a Delaware corporation and the address of its principal executive office is 305 Hilltown Road, Salinas, California 93908. The telephone number of its principal executive office is (831) 455-9990.

        (b)    Securities.    As of April 10, 2006, there were 4,024,419 outstanding shares of Class A Common Stock and 1,097,215 outstanding shares of Class B Common Stock.

        (c)    Trading Market and Price.    There is no established trading market for the Company's Class B Common Stock. The Company's Class A Common Stock is traded on the Nasdaq SmallCap Market System under the symbol "SVIN". The information set forth in the Information Statement under the caption "Questions and Answers About the Reverse Stock Split—At What Prices Has the Company's Stock Traded Recently?" is incorporated herein by reference.

        (d)    Dividends.    No dividends have been paid by the Company on its Class A or Class B Common Stock during the past two years. The Company intends to retain its future earnings, if any, and does not anticipate paying cash dividends on either class of its Common Stock in the foreseeable future. In addition, the Company's principal bank credit facilities prohibit the payment of cash dividends without the consent of the lender.

        (e)    Prior Public Offerings.    None.

        (f)    Prior Stock Purchases.    The information set forth in the Information Statement under the caption "Certain Transactions" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)    Name and Address.    Scheid Vineyards Inc., the subject company, and Alfred G. Scheid are the filing persons of this statement. The Company's principal executive offices are located at

305 Hilltown Road, Salinas, California 93908 and its telephone number is (831) 455-9990. Mr. Scheid is the Chairman of the Board and the controlling stockholder of the Company. Mr. Scheid's principal business address is 305 Hilltown Road, Salinas, California 93908 and his telephone number is (831) 455-9990. The information set forth in the Information Statement under the caption "Background Information Concerning Our Executive Officers and Directors" is incorporated herein by reference.

        (b)    Business and Background of Entities.    Not applicable.

        (c)    Business and Background of Natural Persons.    Alfred G. Scheid is the Chairman of the Board and controlling stockholder of the Company. Information responsive to Item 1003(c) of this Schedule 13E-3 regarding Mr. Scheid's business background is set forth in the Information Statement under the caption "Background Information Concerning Our Directors and Executive Officers" and is incorporated herein by reference. Mr. Scheid is a citizen of the United States. He has not been convicted in any criminal proceeding in the past five years nor has he been the subject of any administrative proceeding in the past five years that resulted in judgment, decree or final order that involved any injunction or finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

        (a)    Material Terms.    The information set forth in the Information Statement under the captions "Summary of Terms of Reverse Stock Split," "Questions and Answers About the Reverse Stock Split," and "Special Factors" is incorporated herein by reference.

        (c)    Different Terms.    The information set forth in the Information Statement under the captions "Summary of Terms of Reverse Stock Split," and "Special Factors," is incorporated herein by reference.

        (d)    Appraisal Rights.    The information set forth in the Information Statement under the caption "Special Factors—Description of the Reverse Stock Split" is incorporated herein by reference.

        (e)    Provisions for Unaffiliated Stockholders.    None.

        (f)    Eligibility for Listing or Trading.    Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

        (a)    Transactions.    The information set forth in the Information Statement under the captions "Certain Transactions," and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference. Alfred G. Scheid's services as Chairman of the Board of the Company (and formerly as Chief Executive Officer) have been provided pursuant to an employment agreement which provided for an initial term of one year beginning on July 19, 1997. The term of the employment agreement has an automatic one-year renewal if either party has not given written notice of termination at least three months prior to the expiration of the term. Under the employment agreement, Mr. Scheid is currently entitled to an annual base salary of $375,000. The Company may terminate Mr. Scheid's employment at any time with or without cause, and no severance payment obligations are provided. The base salary under the employment agreement is subject to upward adjustment, and Mr. Scheid is eligible for bonus compensation pursuant to bonus arrangements, as determined by the Board of Directors upon the recommendation of the Company's Compensation Committee.

        (b)    Significant Corporate Events.    None.

        (c)    Negotiations or Contacts.    None.

        (e)    Agreements Involving the Company's Securities.    The information set forth in the Information Statement under the captions "Certain Transactions," and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (b)    Use of Securities Acquired.    No securities will be acquired in connection with the reverse stock split. The Company will make a cash payment of $9.25 per pre-split share of Class A or Class B Common Stock in lieu of issuing fractional shares that would otherwise result from the reverse stock split.

        (c)(1)-(8)    Plans.    The information set forth in the Information Statement under the captions "Summary of Terms of Reverse Stock Split," "Special Factors—Reasons for and Purposes of the Reverse Stock Split," "Special Factors—Effects of the Reverse Stock Split," "Special Factors—Effect of the Reverse Stock Split on Option Holders," "Special Factors—Financial Effect of the Reverse Stock Split," "Special Factors—Termination of Exchange Act Registration," and "Special Factors—Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

        (a)    Purposes.    The information set forth in the Information Statement under the caption "Special Factors—Reasons for and Purposes of the Reverse Stock Split" is incorporated herein by reference.

        (b)    Alternatives.    The information set forth in the Information Statement under the caption "Special Factors—Strategic Alternatives Considered," and "Special Factors—Background of the Reverse Stock Split" is incorporated herein by reference.

        (c)    Reasons.    The information set forth in the Information Statement under the captions "Special Factors—Reasons for and Purposes of the Reverse Stock Split," and "Special Factors—Background of the Reverse Stock Split" is incorporated herein by reference.

        (d)    Effects.    The information set forth in the Information Statement under the captions "Special Factors—Effects of the Reverse Stock Split," "Special Factors—Potential Disadvantages of the Reverse Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders," "Special Factors—Effect of the Reverse Stock Split on Option Holders," "Special Factors—Financial Effect of the Reverse Stock Split," "Special Factors—Federal Income Tax Consequences of the Reverse Stock Split," "Special Factors—Financing of the Reverse Stock Split," "Special Factors—Costs of the Reverse Stock Split," and "Special Factors—Conduct of the Company's Business After the Reverse Stock Split" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

        (a)    Fairness.    Alfred G. Scheid has adopted the findings of the Company's Special Committee and Board of Directors regarding the material factors upon which its was determined that the reverse stock split was fair to the Company's unaffiliated stockholders. Specifically, Mr. Scheid hereby states his belief as to the fairness of the proposed transaction to unaffiliated stockholders, both those who will be cashed out by the reverse stock split and those who will remain as stockholders after the reverse stock split, based upon his ratification of the conclusions of the Company's Special Committee and Board of Directors as to the reverse stock split. The information set forth in the Information Statement under the captions "Summary of Terms of Reverse Stock Split," "Special Factors—Reasons for and Purposes of the Reverse Stock Split," "Special Factors—Strategic Alternatives Considered," "Special Factors—Background of the Reverse Stock Split," "Special Factors—Recommendation of the Special Committee and the Board; Fairness of the Reverse Stock Split," and "Special Factors—Procedural Fairness" is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.

        (b)    Factors Considered in Determining Fairness.    The information set forth in the Information Statement under the captions "Summary of Terms of Reverse Stock Split," "Questions and Answers

About the Reverse Stock Split," "Special Factors—Reasons for and Purposes of the Reverse Stock Split," "Special Factors—Strategic Alternatives Considered," "Special Factors—Background of the Reverse Stock Split," "Special Factors—Recommendation of the Special Committee and the Board; Fairness of the Reverse Stock Split," and "Special Factors—Procedural Fairness" is incorporated herein by reference.

        (c)    Approval of Security Holders.    The transaction is not structured to require approval of at least a majority of unaffiliated security holders. The information set forth in the Information Statement under the caption "Special Factors—Description of the Reverse Stock Split" is incorporated herein by reference.

        (d)    Unaffiliated Representative.    No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

        (e)    Approval of Directors.    The information set forth in the Information Statement under the captions "Special Factors—Background of the Reverse Stock Split," and "Special Factors—Recommendation of the Special Committee and the Board; Fairness of the Reverse Stock Split" is incorporated herein by reference.

        (f)    Other Offers.    None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

        (a)    Report, Opinion or Appraisal.    The information set forth in the Information Statement under the captions "Special Factors—Recommendation of the Special Committee and the Board; Fairness of the Reverse Stock Split," and "Special Factors—Procedural Fairness" is incorporated herein by reference.

        (b)    Preparer and Summary of the Report, Opinion or Appraisal.    Not applicable.

        (c)    Availability of Documents.    Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth in the Information Statement under the caption "Special Factors—Financing of the Reverse Stock Split" is incorporated herein by reference.

        (b)    Conditions.    The information set forth in the Information Statement under the caption "Special Factors—Financing of the Reverse Stock Split" is incorporated herein by reference.

        (c)    Expenses.    The information set forth in the Information Statement under the captions "Special Factors—Effects of the Reverse Stock Split," "Special Factors—Financial Effect of the Reverse Stock Split," and "Special Factors—Costs of the Reverse Stock Split" is incorporated herein by reference.

        (d)    Borrowed Funds.    Not applicable.

Item 11. Interest in Securities of the Subject Company.

        (a)    Security Ownership.    The information set forth in the Information Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

        (b)    Securities Transactions.    The information set forth in the Information Statement under the captions "Certain Transactions," and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

        (d)    Intent to Tender or Vote in Going-Private Transaction.    The information set forth in the Information Statement under the captions "Summary of Terms of Reverse Stock Split," "Special Factors—Background of the Reverse Stock Split," "Special Factors—Recommendation of the Special Committee and the Board; Fairness of the Reverse Stock Split," and "Special Factors—Description of the Reverse Stock Split" is incorporated herein by reference. All of the Company's officers and directors have consented to the reverse stock split.

        (e)    Recommendations of Others.    The information set forth in the Information Statement under the captions "Summary of Terms of Reverse Stock Split," "Special Factors—Background of the Reverse Stock Split" "Special Factors—Recommendation of the Special Committee and the Board; Fairness of the Reverse Stock Split," and "Special Factors—Procedural Fairness" is incorporated herein by reference.

Item 13. Financial Statements.

        (a)    Financial Information.

        The financial information in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 and the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 is incorporated herein by reference. The information set forth in the Information Statement under the captions "Selected Financial Information," "Incorporation by Reference," and "Available Information" is incorporated herein by reference.

        (b)    Pro Forma Information.    Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    None.

        (b)    Employees and Corporate Assets.    None.

Item 15. Additional Information.

        (b)    Other Material Information.    The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16. Exhibits.

        (a)   The Company's Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 30, 2006, Amendment No. 1 to the Company's Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on March 10, 2006, Amendment No. 2 to the Company's Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on March 27, 2006, and Amendment No. 3 to the Company's Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

        (b)   Not applicable.

        (c)   Not applicable.

        (d)   Agreement of Certain Stockholders of Scheid Vineyards Inc., dated January 29, 2006, filed with the Securities and Exchange Commission with Amendment No. 2 to the Schedule 13E-3 on March 27, 2006 is incorporated herein by reference.

        (f)    Not applicable.

        (g)   Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHEID VINEYARDS INC.

Date: April 10, 2006	By:	/s/ SCOTT D. SCHEID
		Name:	Scott D. Scheid
		Its:	Chief Executive Officer

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALFRED G. SCHEID

Date: April 10, 2006	By:	/s/ ALFRED G. SCHEID
		Name:	Alfred G. Scheid

INDEX TO EXHIBITS

Exhibit Number	Description
(a)	The Company's Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on January 30, 2006 (incorporated herein by reference), and Amendment No. 1 to the Company's Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on March 10, 2006 (incorporated herein by reference), and Amendment No. 2 to the Company's Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on March 27, 2006, and Amendment No. 3 to the Company's Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form ( incorporated herein by reference).
(d)
Agreement of Certain Stockholders of Scheid Vineyards Inc., dated January 29, 2006, filed with the Securities and Exchange Commission with Amendment No. 2 to Schedule 13E-3 on March 27, 2006 (incorporated herein by reference).

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Introduction
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE
INDEX TO EXHIBITS